================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    REPORT ON FORM 6-K DATED JANUARY 10, 2008

                        Commission File Number: 000-51183

                                   ----------

                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 10, 2007 (File No. 333-137628).

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: January 10, 2008
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

                          SHAMIR OPTICAL INDUSTRY LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2007

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX

                                                                         PAGE
                                                                        ------

INTERIM CONSOLIDATED BALANCE SHEETS                                      2 - 3

INTERIM CONSOLIDATED STATEMENTS OF INCOME                                  4

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY         5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                            6 - 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                       8 - 18

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             DECEMBER 31,  SEPTEMBER 30,
                                                                                 2006         2007
                                                                               --------     --------
                                                                                  *)        UNAUDITED
                                                                               --------     --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                    $ 23,205     $ 19,019
  Short-term investments                                                         16,911       15,659
  Trade receivables (net of allowance for doubtful accounts of $ 1,053 and
    $ 1,673 at December 31, 2006 and September 30, 2007, respectively)           23,903       31,209
  Other receivables and prepaid expenses                                          6,579        7,165
  Inventory                                                                      27,898       26,119
                                                                               --------     --------

TOTAL current assets                                                             98,496       99,171
                                                                               --------     --------

LONG-TERM INVESTMENTS:
  Severance pay fund                                                              2,542        3,040
  Loan to related party                                                           1,297           20
  Loan to others                                                                    240            -
  Long-term receivables                                                               -        1,485
  Investments in affiliates and others                                            3,513        4,365
                                                                               --------     --------

TOTAL long-term investments                                                       7,592        8,910
                                                                               --------     --------

PROPERTY, PLANT AND EQUIPMENT, NET                                               28,368       37,883
                                                                               --------     --------

OTHER ASSETS                                                                      5,362        6,610
                                                                               --------     --------

GOODWILL                                                                          7,178        7,426
                                                                               --------     --------

TOTAL assets                                                                   $146,996     $160,000
                                                                               ========     ========

The accompanying notes are an integral part of the interim consolidated financial statements.

*) Derived from audited consolidated financial statements for December 31, 2006

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                       DECEMBER 31, SEPTEMBER 30,
                                                                                          2006         2007
                                                                                        --------     --------
                                                                                           *)        UNAUDITED
                                                                                        --------     --------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit and loans                                                     $ 13,654     $ 15,293
   Current maturities of long-term loans and capital leases                                4,428        6,116
   Trade payables                                                                          8,930       13,588
   Accrued expenses and other liabilities                                                 11,544       11,433
                                                                                        --------     --------

 TOTAL current liabilities                                                                38,556       46,430
                                                                                        --------     --------

 LONG-TERM LIABILITIES:
   Long-term loans                                                                        17,995       18,776
   Capital leases                                                                          4,304        4,554
   Accrued severance pay                                                                   2,828        3,312
   Other long-term liabilities                                                                 -          756
   Deferred tax liabilities                                                                1,287        1,540
                                                                                        --------     --------

 TOTAL long-term liabilities                                                              26,414       28,938
                                                                                        --------     --------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

 MINORITY INTERESTS                                                                        2,223        1,319
                                                                                        --------     --------

 SHAREHOLDERS' EQUITY:
   Share capital-
     Ordinary shares of NIS 0.01 par value:
       Authorized:  100,000,000 shares at December 31, 2006 and September 30, 2007;
       Issued  and outstanding: 16,256,514 and 16,423,740 shares at December
       31,2006 and September 30, 2007, respectively                                           37           37
   Additional paid-in capital                                                             65,599       66,340
   Accumulated other comprehensive income                                                    958        1,423
   Retained earnings                                                                      13,209       15,513
                                                                                        --------     --------

 TOTAL shareholders' equity                                                               79,803       83,313
                                                                                        --------     --------

 TOTAL liabilities and shareholders' equity                                             $146,996     $160,000
                                                                                        ========     ========

The accompanying notes are an integral part of the interim consolidated financial statements.

*) Derived from audited consolidated financial statements for December 31, 2006

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                  THREE MONTHS ENDED          NINE MONTHS ENDED
                                                     SEPTEMBER 30,              SEPTEMBER 30,
                                                ----------------------      ----------------------
                                                  2006          2007          2006         2007
                                                --------      --------      --------      --------
                                                                   UNAUDITED
                                                --------------------------------------------------

Revenues, net                                   $ 24,070      $ 30,934      $ 71,843      $ 89,823
Cost of revenues                                  11,153        14,747        31,933        42,622
                                                --------      --------      --------      --------

Gross profit                                      12,917        16,187        39,910        47,201
                                                --------      --------      --------      --------

Operating expenses:
  Research and development                           599           639         1,740         1,901
  Selling and marketing                            8,043         8,961        24,336        26,469
  General and administrative                       2,867         3,418         8,014         9,628
                                                --------      --------      --------      --------

Total operating expenses                          11,509        13,018        34,090        37,998
                                                --------      --------      --------      --------

Operating income                                   1,408         3,169         5,820         9,203
Financial income (expenses) and other, net             7            25          (270)         (133)
                                                --------      --------      --------      --------

Income before taxes on income                      1,415         3,194         5,550         9,070
Taxes on income                                      610         1,277         2,263         3,352
                                                --------      --------      --------      --------

Income after taxes on income                         805         1,917         3,287         5,718
Equity in losses of affiliates, net                  (16)          (16)          (95)          (19)
Minority interest in losses of subsidiaries          524           402         1,867           934
                                                --------      --------      --------      --------

Net income                                      $  1,313      $  2,303      $  5,059      $  6,633
                                                ========      ========      ========      ========

Net earnings per share:
  Basic                                         $   0.08      $   0.14      $   0.31      $   0.41
                                                ========      ========      ========      ========
  Diluted                                       $   0.08      $   0.14      $   0.31      $   0.40
                                                ========      ========      ========      ========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                    ACCUMULATED
                                                                                       ADDITIONAL    DEFERRED          OTHER                           TOTAL         TOTAL
                                                            NUMBER         SHARE        PAID-IN        STOCK       COMPREHENSIVE       RETAINED    COMPREHENSIVE  SHAREHOLDERS'
NINE MONTHS ENDED SEPTEMBER 30, 2006                       OF SHARES      CAPITAL       CAPITAL    COMPENSATION       INCOME           EARNINGS       INCOME         EQUITY
------------------------------------                      ----------      --------      --------      --------      ------------       --------       --------      --------

 Balance as of January 1, 2006                            16,256,514      $     37      $ 65,055      $   (882)     $        429       $  6,749                     $ 71,388
 Reclassification of deferred stock
   compensation due to implementation of SFAS 123(R)               -             -          (882)          882                 -              -                            -
 Stock based compensation related to options granted
   to employees and consultants                                    -             -         1,105             -                 -              -                        1,105
 Comprehensive income:
   Foreign currency translation adjustments                        -             -             -             -               305              -       $    305           305
   Unrealized loss on short-term investments,
     net of tax                                                    -             -             -             -               (20)             -            (20)          (20)
   Net income                                                      -             -             -             -                 -          5,059          5,059         5,059
                                                          ----------      --------      --------      --------      ------------       --------       --------      --------
 Total comprehensive income                                                                                                                           $  5,344
                                                                                                                                                      ========
 Balance as of September 30, 2006                         16,256,514      $     37      $ 65,278      $      -      $        714       $ 11,808                     $ 77,837
                                                          ==========      ========      ========      ========      ============       ========                     ========

                                                                                                                    ACCUMULATED
                                                                                       ADDITIONAL    DEFERRED          OTHER                           TOTAL          TOTAL
                                                            NUMBER         SHARE        PAID-IN        STOCK       COMPREHENSIVE       RETAINED    COMPREHENSIVE  SHAREHOLDERS'
NINE MONTHS ENDED SEPTEMBER 30, 2007                       OF SHARES      CAPITAL       CAPITAL    COMPENSATION        INCOME          EARNINGS        INCOME         EQUITY
------------------------------------                      ----------      --------      --------      --------      ------------       --------       --------      --------

 Balance as of January 1, 2007                            16,256,514      $     37      $ 65,599      $      -      $        958       $ 13,209                     $ 79,803
 Cumulative impact of change in accounting for
   uncertainties in income taxes (FIN 48)                          -             -             -             -                 -           (329)                        (329)
 Stock based compensation related to options granted
   to employees and consultants                                    -             -           741             -                 -              -                          741
 Exercise of options granted to employees                    167,226             *)            -             -                 -              -                            *)
 Dividend declared and paid ($0.246 per share)                     -             -             -             -                 -         (4,000)                      (4,000)
 Comprehensive income:
   Foreign currency translation adjustments                        -             -             -             -               422              -       $    422           422
   Unrealized gain on short-term investments,
     net of tax                                                    -             -             -             -                43              -             43            43
   Net income                                                      -             -             -             -                 -          6,633          6,633         6,633
                                                          ----------      --------      --------      --------      ------------       --------       --------      --------
 Total comprehensive income                                                                                                                           $  7,098
                                                                                                                                                      ========
 Balance as of September 30, 2007                         16,423,740      $     37      $ 66,340      $      -      $ ***) 1,423       $ 15,513                     $ 83,313
                                                          ==========      ========      ========      ========      ============       ========                     ========

*)   Represent an amount less than $ 1.

**)  The full amount represents foreign currency translation adjustments.

***) Represent an amount of $1,399 foreign currency translation adjustment and
     $24 gain on short-term investment, net of tax, as of September 30, 2007.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                          NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                                     ----------------------------
                                                                                        2006              2007
                                                                                     ----------        ----------
                                                                                               UNAUDITED
                                                                                     ----------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                         $    5,059        $    6,633
  Adjustments required to reconcile net income to net cash used in operating activities:
    Depreciation and amortization                                                         4,684             5,011
    Stock based compensation                                                              1,105               741
    Increase (decrease) in accrued severance pay, net                                        84               (28)
    Currency fluctuations of long-term loans                                                 60               402
    Decrease (increase) in deferred tax assets, net                                      (1,155)              249
    Equity in losses of affiliates, net                                                      95                19
    Interest receivable on marketable securities                                             83               117
    Foreign currency translation gains                                                     (383)             (117)
    Minority interest in losses of subsidiaries                                          (1,867)             (934)
    Increase in trade receivables                                                        (4,358)           (7,236)
    Increase in other receivables and prepaid expenses and long-term receivables         (2,272)           (2,365)
    Decrease (increase) in inventory                                                     (9,556)            2,537
    Increase in trade payables                                                            2,178             4,360
    Increase (decrease) in accrued expenses and other liabilities and
     other long-term liabilities                                                          1,575               (21)
    Others                                                                                  147               149
                                                                                     ----------        ----------

Net cash provided by (used in) operating activities                                      (4,521)            9,517
                                                                                     ----------        ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Loans granted to affiliates                                                              (437)             (872)
  Investment in affiliates                                                               (2,336)             (273)
  Acquisition of Spherical Optics(a)                                                       (849)                -
  Acquisition of Shamir Or                                                                  (27)                -
  Acquisition of Shamir Israel (b)                                                            -                30
  Additional consideration on SII prior acquisition                                           -              (449)
  Purchase of intangible assets                                                               -              (331)
  Purchase of property, plant and equipment                                              (5,159)          (11,236)
  Proceeds from sale of property and equipment                                               15               482
  Loan granted to related party                                                            (475)                -
  Repayment of loan by related party                                                          -             1,277
  Purchase of short-term investments                                                    (25,205)          (14,304)
  Proceeds from sale of short-term investments                                           21,385            15,508
                                                                                     ----------        ----------

Net cash used in investing activities                                                   (13,088)          (10,168)
                                                                                     ----------        ----------

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                            NINE MONTHS ENDED
                                                                               SEPTEMBER 30,
                                                                        ----------------------------
                                                                           2006               2007
                                                                        ----------        ----------
                                                                                 UNAUDITED
                                                                        ----------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES:

   Dividend paid                                                                 -            (4,000)
   Short-term bank credit and loans, net                                     3,116             1,359
   Receipt of long-term loans                                                7,623             3,146
   Repayment of long-term loans                                             (1,739)           (2,851)
   Repayment of long-term loans in capital lease                              (974)           (1,271)
                                                                        ----------        ----------

 Net cash provided by (used in) financing activities                         8,026            (3,617)
                                                                        ----------        ----------

 Effect of exchange rate differences on cash and cash equivalents              220                82
                                                                        ----------        ----------

 Decrease in cash and cash equivalents                                      (9,363)           (4,186)
 Cash and cash equivalents at beginning of year                             27,502            23,205
                                                                        ----------        ----------

 Cash and cash equivalents at end of the period                         $   18,139        $   19,019
                                                                        ==========        ==========

SUPPLEMENTAL INFORMATION AND DISCLOSURES OF NON-CASH INVESTING
   AND FINANCING ACTIVITIES:

   Long-term loan written off                                           $      351        $        -
                                                                        ==========        ==========

   Purchase of property, plant and equipment in capital lease           $    5,527        $    1,886
                                                                        ==========        ==========

   Consideration on SII additional acquisition (see note 3a)            $        -        $      420
                                                                        ==========        ==========

   Purchase of intangible assets to be paid in future periods           $        -        $      564
                                                                        ==========        ==========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                           NINE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                        -------------------------
                                                                                           2006           2007
                                                                                        ----------     ----------
                                                                                                UNAUDITED
                                                                                        -------------------------

(a)      ACQUISITION OF SPHERICAL OPTICS (PTY) LTD.

         Estimated fair value of assets acquired at the acquisition date:

         Working capital (excluding cash and cash equivalents)                          $      579
         Property and equipment                                                                 28
         Other intangible assets                                                               652
         Goodwill                                                                               70
         Long-term deferred tax liabilities                                                   (171)
         Minority interest                                                                    (309)
                                                                                        ----------

                                                                                        $      849
                                                                                        ==========

(b)      ACQUISITION OF SHAMIR ISRAEL OPTICAL MARKETING LTD.

         Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

         Working capital (excluding cash and cash equivalents)                                         $       90
         Long-term deferred tax assets                                                                        167
         Property and equipment                                                                                44
         Other intangible assets                                                                              168
         Goodwill                                                                                             128
         Long-term loans and other long-term liabilities                                                     (215)
         Long-term deferred tax liabilities                                                                   (47)
                                                                                                       ----------
         Net assets acquired                                                                                  335
         Investment in Shamir Israel Optical Marketing Ltd. prior to acquisition
           that was accounted for by the equity method and shareholder's loans                               (365)
                                                                                                       ----------

                                                                                                       $      (30)
                                                                                                       ==========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 1:- GENERAL

     The financial information in this quarterly report includes the results of
     Shamir Optical Industry Ltd. (the "Company"), and its subsidiaries. The
     Company was incorporated under the laws of the State of Israel in the early
     1970s. The Company and its subsidiaries (collectively - "Shamir") design, develop, manufacture and market optical progressive and other lenses and molds. Shamir's products are marketed in the U.S through its U.S.
     subsidiaries, Shamir U.S.A. and Shamir Insight, Inc. ("SII"), and in Europe
     through its German subsidiary Altra Trading GmbH ("Altra") and its European subsidiaries.

     On March 16, 2005, Shamir completed an Initial Public Offering ("IPO") on the NASDAQ stock exchange and issued 3,400,000 ordinary shares of NIS 0.01 par value in a net consideration of approximately $ 42,275. On March 6,
     2005, in connection with its IPO, the Company changed its structure from an
     Agricultural Cooperative Society ("ACS") into an Israeli limited liability company. In addition, Shamir has listed its ordinary shares on the Tel Aviv
     Stock Exchange since May 2, 2005.

     Most of the raw materials used in the manufacture of lenses, including
     Shamir's products, are available from a limited number of suppliers. Shamir purchases its raw materials from some of these suppliers. The loss of any one of these suppliers, or a significant decrease in the supply of glass blanks or monomers, would require Shamir to obtain these raw materials elsewhere. If Shamir is unable to obtain glass blanks or monomers from its suppliers (or alternative suppliers) at acceptable prices, Shamir may realize lower margins and experience difficulty in meeting its customers'
     requirements.

     On June 27, 2007, the Company's board of directors declared a dividend distribution in an aggregate amount of $ 4,000, or approximately $ 0.246 per ordinary share, based on the number of outstanding shares of the
     Company as of the date thereof. The dividend was paid in July 2007.

NOTE 2:- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31,
          2007.

     b.   The interim consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

                                        9

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 2:- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (CONT.)

     c.   The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2006, contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2007, have been applied consistently in these unaudited interim consolidated financial statements.

     d.   FIN 48 - Uncertainty in income taxes

          In June 2006, the Financial Accounting Standards Board ("FASB") issued
          FASB interpretation ("FIN") No. 48, "Accounting for Uncertainty in
          Income Taxes - an Interpretation of FASB Statement 109" (FIN 48"). FIN
          48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarified the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.
          FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition (see note 9a).

NOTE 3:- ACQUISITIONS

     a.   Additional acquisition of shares of SII:

          On July 17, 2007, Shamir signed an agreement to purchase an additional
          10% of the outstanding shares of SII, increasing Shamir's ownership interest in SII to 100%. Under the terms of the agreement Shamir will pay $ 300 over the next four years, and annual contingent cash payments based on SII revenues in the years 2007 to 2010. The accrued payment based on SII revenues as of September 30, 2007 is $ 120.

          Should any contingent payment be made under the agreement in the future, in addition to the amounts accrued until September 30, 2007, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

          The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the identifiable assets acquired and identifiable liabilities assumed of SII, and the remaining represents goodwill.

          With the acquisition of additional shares of SII, Shamir increased its control of a critical distribution channel in the U.S.A., and obtained full control in SII.

                                       10

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 3:- ACQUISITIONS (CONT.)

          Based upon a preliminary valuation, the following table summarizes the fair values of the assets acquired, liabilities assumed and the buyout of the minority interest as of the acquisition date:

          Distribution channels                $      302
          Trade name                                  207
          Goodwill                                     38
                                               ----------

          Total assets acquired                       547
                                               ----------

          Long-term deferred tax liability           (204)
                                               ----------

          Net assets acquired                         343
                                               ----------

          Minority interests buyout                    77
                                               ----------

                                               $      420
                                               ==========

          Distribution channels and trade name in the amount of $ 509 with definite lives are amortized using the straight-line method at an annual weighted average rate of 20%.

          Pro-forma information was not provided due to immateriality.

     b.   Acquisition of Shamir Israel Optical Marketing Ltd.:

          On August 15, 2007, Shamir acquired an additional 50% of the ownership interest and the voting power in Shamir Israel Optical Marketing Ltd.
          (formally known as Shamir Einit Ltd.) ("Shamir Israel"), an Israeli based marketing affiliate, following which Shamir gained 100%
          ownership interest in Shamir Israel. The consideration for the shares was less than $ 1. However, as part of the acquisition, Shamir Israel repaid $ 200 of the shareholder's loan to the selling shareholder. The remaining loan from the selling shareholder in the amount of $ 200 will be paid according to the terms of the acquisition agreement.

          The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of Shamir
          Israel. The results of Shamir Israel operations have been included in the consolidated financial statements of Shamir commencing August 15,
          2007.

          With the acquisition of Shamir Israel, Shamir expanded its presence in the Israeli optical market.

                                       11

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 3:- ACQUISITIONS (CONT.)

     Based upon a preliminary valuation, the following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

     Current assets                                                      $ 1,385
     Property and equipment                                                   44
     Long-term deferred tax assets                                           167
     Customer relationship                                                   168
     Goodwill                                                                128
                                                                         -------

     Total assets acquired                                                 1,892
                                                                         -------

     Current liabilities                                                  (1,265)
     Long-term loans and other liabilities                                  (215)
     Long-term deferred tax liability                                        (47)
                                                                         -------

     Total liabilities assumed                                            (1,527)
                                                                         -------

     Net assets acquired                                                     365
                                                                         -------

     Investments in Shamir Israel prior to acquisition that was
        accounted for by the equity method and shareholder's loans          (365)
                                                                         -------

     Total Purchase Price                                                $     -
                                                                         =======

     Customer relationship in the amount of $ 168 with definite live is amortized using the straight-line method at an annual rate of 25%.

     Pro-forma information was not provided due to immateriality.

NOTE 4:- INVENTORY

     Inventories are composed of the following:

                                    DECEMBER 31,   SEPTEMBER 30,
                                       2006            2007
                                    ----------      ----------
                                        *)           UNAUDITED
                                    ----------      ----------

Raw materials                       $    3,161      $    3,775
Work-in-progress                           332             528
Finished goods                          24,405          21,816
                                    ----------      ----------

                                    $   27,898      $   26,119
                                    ==========      ==========

     *) Derived from audited consolidated financial statements for December 31,
     2006

                                       12

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 5:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

     a.   Shamir manages its business on the basis of one reportable segment.
          The data is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". Total
          revenues are attributed to geographic areas based on the location of end customers.

     b.   The following table presents total revenues for the nine months ended
          September 30, 2006 and 2007, and long-lived assets as of December 31,
          2006, and September 30, 2007, as follows:

                        TOTAL REVENUES                 LONG LIVED ASSETS
                   --------------------------      --------------------------
                        NINE MONTHS ENDED
                          SEPTEMBER 30,
                   --------------------------     DECEMBER 31,    SEPTEMBER 30,
                      2006            2007            2006            2007
                   ----------      ----------      ----------      ----------

Israel             $      654      $    1,410      $   13,886      $   19,774
United States          22,681          27,327           5,007           5,260
Europe                 36,930          48,282          19,016          23,529
Asia                    7,109           7,860               -               -
Others                  4,469           4,944             568             544
                   ----------      ----------      ----------      ----------

                   $   71,843      $   89,823      $   38,477      $   49,107
                   ==========      ==========      ==========      ==========

     c.   Product lines:

          Total revenues from external customers divided on the basis of
          Shamir's product lines are as follows:

                         NINE MONTHS ENDED
                           SEPTEMBER 30,
                     --------------------------
                        2006            2007
                     ----------      ----------

Lenses               $   67,149      $   84,916
Design services           4,694           4,907
                     ----------      ----------

                     $   71,843      $   89,823
                     ==========      ==========

                                       13

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 6: NET EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net earnings per share:

     a.   Numerator:

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ----------------------
                                                                           2006          2007
                                                                         --------      --------

          Numerator for basic and diluted net earnings per share -
          Net income available to shareholders                           $  5,059      $  6,633
                                                                         ========      ========

     b.   Denominator (in thousands):

          Denominator for basic net earnings per share -
          Weighted average shares - Shareholders' equity                   16,257        16,311
                                                                         --------      --------

          Weighted average number of shares                                16,257        16,311
                                                                         --------      --------

          Effect of dilutive securities:

             Add - Employee stock options                                     292           242
                                                                         --------      --------

                                                                              292           242
                                                                         --------      --------
          Denominator for diluted net earnings per share - adjusted
             weighted average shares                                       16,549        16,553
                                                                         ========      ========

                                       14

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 7:- CONTINGENCIES

     Legal proceedings:

     In November 2003, one of Shamir's laboratory customers in the United States was notified by a large lens manufacturer that the manufacturer believes that the sales of a certain lens constitutes an infringement of a certain patent belonging to it. Shamir has denied any such infringement allegations and has entered into negotiations with the manufacturer with regard to this patent in order to reach a resolution. In August 2007 a licensing agreement regarding the use of such patent in the US was executed between the parties and all allegations were fully settled.

     In September 2003, Shamir received a notice by a large lens manufacturer of a claim of patent infringement relating to lens produced using Shamir software. Shamir has denied any such infringement, and numerous discussions between the companies (and counsel) ensued in order to resolve the matter without resorting to litigation. Shamir cannot predict the outcome of the claim nor can it make any estimate of the amounts of damages, if it is held responsible.

     From time to time, Shamir may be involved in lawsuits, claims, or other legal or arbitral proceedings that arise in the ordinary course of business, including inter alia labor. The ultimate results of these lawsuits and claims cannot be determined, and Shamir does not expect that these matters will have a material adverse effect on Shamir's consolidated results of operations or financial position.

NOTE 8:- INVESTMENTS IN AFFILIATES AND OTHERS

     a.   Affiliated companies are as follows:

                                                DECEMBER 31,   SEPTEMBER 30,
                                                   2006           2007
                                                 --------       --------
                                                PERCENTAGE OF OWNERSHIP OF
                                                OUTSTANDING SHARE CAPITAL
                                                 -----------------------

Shamir Israel                                          50%           100%*)
Centro Integral Optico S.A. de C.V. ("CIO")            26%            26%
Shalens S.A. de C.V. ("Shalens")                       26%            26%
Siam Optical Technology Company Ltd.**)                 -           25.8%
e-Vision LLC                                          ***)           ***)

          *)   On August 15, 2007, Shamir acquired 50% of the ownership interest and the voting power in Shamir Israel, following which Shamir gained 100% ownership interest in Shamir Israel.

          **)  On January 4, 2007, Shamir completed the acquisition of 25.8% of the ownership interests in Siam Optical Technology Company
               Ltd.("SOT"), an optical laboratory in Thailand, which holds 70%
               of its local subsidiary, K.T. Optic Company Limited.

          ***) Less than 20% ownership. Shamir does not exercise significant influence over operating and financial policy of the affiliate.
               The investment is accounted for according to the cost method.

                                       15

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 8:- INVESTMENTS IN AFFILIATES AND OTHERS (CONT.)

     b.   Composition of investments:

                  DECEMBER 31,  SEPTEMBER 30,
                     2006          2007
                   --------      --------

Shamir Israel      $    185      $      -
CIO                   2,554         2,625
Shalens                  98           262
SOT                       -           802
e-Vision LLC            676           676
                   --------      --------

                   $  3,513      $  4,365
                   ========      ========

     c.   Additional information - investment in CIO:

                                         SEPTEMBER 30,
                                            2007
                                         ----------

Investment in shares and option (1)      $    2,064

Long-term loans (2)                             561
                                         ----------

Total investments in CIO                 $    2,625
                                         ==========

          (1)  Investment in shares and option comprise as follows:

                                         SEPTEMBER 30,
                                            2007
                                         ----------

Net equity as of purchase date           $      425
Unamortized goodwill                          1,085
Customers relationships, net of
 accumulated amortization                       665
Accumulated net losses                         (211)
Option to purchase additional shares *)         100
                                         ----------

Total investments in CIO                 $    2,064
                                         ==========

               *)   Shamir has an option to increase its holdings in CIO by an additional 25% to a total of 51%. The option is set to
                    expire at February 1, 2008. The option price, should it be exercised in full, is an additional $2,860 in cash that
                    would be paid directly to CIO's shareholders.

          (2)  The loans bear an interest rate of 4% per annum.

                                       16

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 8:- INVESTMENTS IN AFFILIATES AND OTHERS (CONT.)

     d.   Additional information - investment in SOT and Shalens:

                                                   SOT         SHALENS
                                                --------      --------

Investment in shares and option *)              $    232      $    158

Long-term loans **)                                  570           104
                                                --------      --------

Total investments as of September 30, 2007      $    802      $    262
                                                ========      ========

          *)   Shamir has an option to increase its holdings in SOT's Ordinary
               Shares by additional 23.2% to a total of 49% and to 51% of voting rights. The option expired at January 8, 2008. The option price, should it be exercised in full, is an additional $ 762 in cash
               (including a shareholder's loan) that would be paid to SOT and certain shareholders. Shamir is currently negotiating the
               extension of such option right.

          **)  The loans to SOT bear no interest and the loans to Shalens bear an interest rate of 4% per annum.

NOTE 9:- INCOME TAXES

     a.   Shamir adopted the provisions of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, Shamir recorded a liability of $329 (including interest and penalties in the amount of $58) for unrecognized tax benefits, which was accounted for as a reduction to the retained earnings balance as of January 1, 2007. This is also the total amount of unrecognized tax benefits as of January 1, 2007.

          Shamir recognizes accrued interest related to unrecognized tax benefits in income tax expense.

                                       17

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 9:- INCOME TAXES (CONT.)

     b.   Tax jurisdictions examination years:

          Shamir files income tax returns in certain tax jurisdictions. The major tax jurisdictions are in the US, Germany and Israel. The tax years that remain subject to examination by the Israeli, German and the US tax authorities are 2004, 2002 and 2003 and onwards, respectively.

          A reconciliation of Shamir's effective tax rate to the statutory tax rate in Israel is as follows:

                                                                      NINE MONTHS ENDED
                                                                        SEPTEMBER 30,
                                                                  ------------------------
                                                                    2006            2007
                                                                  --------        --------
                                                                 UNAUDITED        UNAUDITED
                                                                  --------        --------

Income before taxes on income                                     $  5,550        $  9,070
                                                                  ========        ========

Statutory tax rate in Israel                                            31%             29%
                                                                  --------        --------

Decrease in tax expenses resulting from:
   "Approved Enterprise" benefits                                    (16.2)%          (9.2)%
   Net operating losses and temporary differences which are
     tax exempt or for which valuation allowance was created           8.2%           11.3%
   Subsidiaries with a different tax rate                             11.6%            3.5%
   Others                                                              6.2%            2.4%
                                                                  --------        --------

Effective tax rate                                                    40.8%           37.0%
                                                                  ========        ========

NOTE 10:- RECENTLY ISSUED ACCOUNTING STANDARDS

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
     ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for the fiscal year beginning after November 15, 2007 and the interim periods thereafter. Shamir is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
     Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159
     permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for the fiscal year beginning after November 15, 2007 and the interim periods thereafter, although earlier adoption is permitted. Shamir is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

                                       18